# CHARGE Electronic EDGAR Proof

**Job Number:**

**Filer:**

**Form Type:**    **8-K**

**Reporting Period / Event Date:**    **07-30-2013**

**Customer Service Representative:**

**Revision Number:**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Form Type** | 8-K |
| **XBRL Filing** | No |
| **Period of Report** | 07-30-2013 |
| **Filer** | Kadant Inc |
|   **CIK** | 0000886346 |
|   **CCC** | xxxxxxxx |
|   **Ticker Symbol** | kai |
|   **Selected Exchanges** | |
|     **Exchange** | NYSE |
| **Confirming Copy** | No |
| **Co-Registrants** | |
| **Item ID** | |
|   **7.01 Regulation FD Disclosure** | |
|   **9.01 Financial Statements and Exhibits** | |
| **Submission Contact** | |
| **Contact Phone Number** | |
| **Emails** | deborah.selwood@kadant.com |
| | kaylee.hernandez@kadant.com |

# Documents

| 8-K | kaiform8k7302013.htm |
|---|---|
| | KAI FORM 8-K 07-30-2013 |
| EX-99 | kaiform8kexhibit997302013.htm |
| | KAI FORM 8-K EXHIBIT 99 07-30-2013 |
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# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

_____

## FORM 8-K

## CURRENT REPORT

### Pursuant to Section 13 or 15(d) of the
### Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 30, 2013

## KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

| | | |
|---|---|---|
| Delaware | 1-11406 | 52-1762325 |
| (State or Other Jurisdiction | (Commission File Number) | (IRS Employer |
| of Incorporation) | | Identification No.) |

| | |
|---|---|
| One Technology Park Drive | |
| Westford, Massachusetts | 01886 |
| (Address of Principal Executive Offices) | (Zip Code) |

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 7.01  Regulation FD Disclosure.**

On July 30, 2013, Kadant Inc. (the "Company") will hold a webcast and conference call to discuss its financial results for the fiscal quarter ended June 29, 2013. A copy of the slides that will be presented on the webcast and discussed in the conference call is being furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

**Item 9.01  Financial Statements and Exhibits.**

(c) Exhibit

The following exhibit relating to Item 7.01 shall be deemed to be furnished and not filed.

| Exhibit No | Description of Exhibit |
| --- | --- |
| 99 | Slides to be presented by the Company on July 30, 2013 |

**KADANT INC.**

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: July 30, 2013                    By      /s/ Thomas M. O'Brien
                                               Thomas M. O'Brien
                                               Executive Vice President and
                                                 Chief Financial Officer

# Second Quarter 2013 Business Review

Jonathan W. Painter, President & CEO

Thomas M. O'Brien, Executive Vice President & CFO

**KĀDANT**

AN ACCENT ON INNOVATION

# Forward-Looking Statements

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and economic and industry outlook. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended March 30, 2013. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; commodity and component price increases or shortages; international sales and operations; fluctuations in our exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; our acquisition strategy; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

**KĀDANT**
AN ACCENT ON INNOVATION

# Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of acquisitions and foreign currency translation, adjusted revenue guidance, adjusted operating income, adjusted net income, adjusted diluted EPS, adjusted diluted EPS guidance, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

A reconciliation of those numbers to the most directly comparable U.S. GAAP financial measures is shown in our 2013 second quarter earnings press release issued July 29, 2013, which is available in the Investors section of our website at www.kadant.com under the heading Investor News.

KĀDANT
AN ACCENT ON INNOVATION



Jonathan W. Painter

President & CEO

# BUSINESS REVIEW

**KĀDANT**
AN ACCENT ON INNOVATION

# Q2 2013 Financial Highlights

| ($ Millions, except per share amounts) | **Q2 2013** | **Q2 2012** | **% CHANGE** |
|---|---|---|---|
| Revenue | $82.2 | $83.0 | -1.0% |
| Gross Margin | 48.6% | 43.7% | n.a. |
| Diluted EPS[1] | $0.51 | $0.56 | -8.9% |
| Net Cash (cash less debt) | $48.5 | $30.1 | 61.0% |
| Bookings | $87.1 | $77.4 | 12.6% |
| Backlog | $106.3 | $94.4 | 12.6% |

Percent change calculated using actual numbers reported in our Q2 2013 earnings release dated July 29, 2013.

[1] Diluted EPS is from continuing operations.

KĀDANT
AN ACCENT ON INNOVATION

# Q2 2013 Revenue By Product Line

| ($ Millions) | Q2 2013 | Q2 2012 | % CHANGE | EXCL. FX |
|---|---|---|---|---|
| Stock-Preparation | $28.5 | $28.7 | -0.6% | -1.6% |
| Doctoring, Cleaning, & Filtration | 27.7 | 27.6 | 0.4% | -0.6% |
| Fluid-Handling | 23.1 | 23.7 | -2.7% | -3.0% |
| Fiber-based Products | 2.9 | 3.0 | -3.6% | -3.6% |
| TOTAL | $82.2 | $83.0 | -1.0% | -1.7% |

Percent change calculated using actual numbers reported in our Q2 2013 earnings release dated July 29, 2013.

KĀDANT
AN ACCENT ON INNOVATION

# Q2 2013 Bookings By Product Line

| ($ Millions) | Q2 2013 | Q2 2012 | % CHANGE | EXCL. FX |
|---|---|---|---|---|
| Stock-Preparation | $28.2 | $28.0 | 0.7% | -0.9% |
| Doctoring, Cleaning, & Filtration | 29.8 | 22.6 | 31.8% | 30.0% |
| Fluid-Handling | 26.8 | 24.2 | 11.0% | 11.1% |
| Fiber-based Products | 2.3 | 2.6 | -13.2% | -13.2% |
| **TOTAL** | **$87.1** | **$77.4** | **12.6%** | **11.5%** |

Percent change calculated using actual numbers reported in our Q2 2013 earnings release dated July 29, 2013.

KĀDANT
AN ACCENT ON INNOVATION

# Bookings and Revenues

US$ (millions)



KĀDANT
AN ACCENT ON INNOVATION

# Parts and Consumables Bookings and Revenues

US$ (millions)



KAI 2Q13 Business Review–July 30, 2013

**KĀDANT**
AN ACCENT ON INNOVATION



# REGIONAL PERFORMANCE

**KĀDANT**
AN ACCENT ON INNOVATION

# North America Bookings and Revenues

US$ (millions)



KAI 2Q13 Business Review–July 30, 2013

KĀDANT
AN ACCENT ON INNOVATION

# Europe Bookings and Revenues

US$ (millions)



KAI 2Q13 Business Review–July 30, 2013

KĀDANT
AN ACCENT ON INNOVATION

# China Bookings and Revenues



US$ (millions)

$36.2

KAI 2Q13 Business Review–July 30, 2013

KĀDANT
AN ACCENT ON INNOVATION

# South America Bookings and Revenues

US$ (millions)



KAI 2Q13 Business Review–July 30, 2013

KĀDANT
AN ACCENT ON INNOVATION

# Guidance for Continuing Operations

- Q3 2013 GAAP diluted EPS of $0.47 to $0.49

- Q3 2013 revenues of $88 to $90 million

| **Full-Year Guidance** | FY Guidance July 2013 | | FY Guidance April 2013 | |
| --- | --- | --- | --- | --- |
| | LOW | HIGH | LOW | HIGH |
| GAAP Diluted EPS | $2.02 | $2.07 | $2.00 | $2.10 |
| Gain on Sale | (0.12) | (0.12) | (0.10) | (0.10) |
| Restructuring Costs | 0.13 | 0.13 | - | - |
| **Adjusted Diluted EPS** | **$2.03** | **$2.08** | **$1.90** | **$2.00** |

KĀDANT
AN ACCENT ON INNOVATION



**Thomas M. O'Brien**

Executive Vice President & Chief Financial Officer

# FINANCIAL REVIEW

**KĀDANT**
AN ACCENT ON INNOVATION

# Quarterly Gross Margins



KAI 2Q13 Business Review–July 30, 2013

**KĀDANT**
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# Quarterly SG&A



**KĀDANT**
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# 2Q12 to 2Q13 Diluted EPS from Continuing Operations



KĀDANT
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# Q2 13 Actual to Guidance Comparison

| **Q213** | Actual | Guidance April 2013 | |
|---|---|---|---|
| | | LOW | HIGH |
| GAAP Diluted EPS | $0.51 | $0.53 | $0.55 |
| Gain on Sale | (0.12) | (0.10) | (0.10) |
| Restructuring Costs | 0.12 | - | - |
| **Adjusted Diluted EPS** | **$0.51** | **$0.43** | **$0.45** |

**KĀDANT**
AN ACCENT ON INNOVATION

# Cash Flow

| ($ Millions) | 2Q13 | 2Q12 |
|---|---|---|
| Income from Continuing Operations | $5.8 | $6.6 |
| Depreciation and Amortization | 2.5 | 2.0 |
| Stock-Based Compensation | 1.3 | 1.2 |
| Gain on Sale | (1.7) | - |
| Other Items | (0.2) | 0.3 |
| Change in Current Assets & Liabilities (excl. acquisitions) | 3.4 | (1.5) |
| **Cash Provided by Continuing Operations** | **$11.1** | **$8.6** |

KĀDANT
AN ACCENT ON INNOVATION

# Key Working Capital Metrics

| | 2Q13 | 1Q13 | 2Q12 |
|---|---|---|---|
| Days in Receivables | 70 | 72 | 74 |
| Days in Inventory | 103 | 95 | 97 |
| Days in Payables | 56 | 51 | 49 |



KĀDANT
AN ACCENT ON INNOVATION

# Working Capital and Cash Conversion Days

|  | 2Q13 | 1Q13 | 2Q12 |
|---|---|---|---|
| Working Capital % LTM Revenues* | 15.1% | 14.8% | 13.8% |
| Cash Conversion Days** | 117 days | 116 days | 122 days |

*Working Capital is defined as current assets less current liabilities, excluding cash, debt, and the discontinued operation.
** Based on days in receivables plus days in inventory less days in accounts payable.



# Cash and Debt

| ($ Millions) | 2Q13 | 1Q13 | 2Q12 |
|---|---|---|---|
| Cash, cash equivalents, and restricted cash | $64.5 | $58.4 | $42.1 |
| Debt | (16.0) | (6.6) | (12.0) |
| **Net Cash** | **$48.5** | **$51.8** | **$30.1** |



KĀDANT
AN ACCENT ON INNOVATION

# Leverage Ratio



Debt/EBITDA *

\* Calculated by adding or subtracting certain items, as required by our Credit Facility, from Adjusted EBITDA. Under our new Credit Facility entered into on August 3, 2012 total debt is defined as debt less domestic cash of up to $25 million. For periods prior to 3Q12, total debt was not reduced for domestic cash.

**KĀDANT**
AN ACCENT ON INNOVATION

# Questions & Answers

To ask a question, please call **877-703-6107** within the U.S. or +1-857-244-7306 outside the U.S. and reference 83375884.

*Please mute the audio on your computer.*

**KĀDANT**
AN ACCENT ON INNOVATION

# Second Quarter 2013 Business Review

Jonathan W. Painter, President & CEO

Thomas M. O'Brien, Executive Vice President & CFO

**KĀDANT**
AN ACCENT ON INNOVATION